Operating income for the segment in fiscal 2001 increased by 10.8%, from $850 million in fiscal 2000 to $942 million in fiscal 2001. Due primarily to margin improvements, operating income as a percentage of segment sales increased from 3.4% in fiscal 2000 to 3.5% in fiscal 2001. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 deals with various revenue recognition issues, several of which are common within the retail industry. As a result of the issuance of this SAB, the Company changed its method of recognizing revenues for SAM’S CLUB membership fees effective as of the beginning of fiscal 2000. Additionally, operating income information for fiscal years 1999 and 2000 has been reclassified to conform to the current year presentation. For this reclassification certain corporate expenses have been moved from the Other segment to the operating segments. After consideration of the reclassification and the effects of the change in accounting method for membership revenue recognition, operating income for the segment in fiscal 2000 increased by 22.7%, from $693 million in fiscal 1999 to $850 million in fiscal 2000. Operating income as a percentage of sales increased from 3.0% in fiscal 1999 to 3.4% in fiscal 2000. This improvement is primarily due to margin improvements. The pretax impact of the change in accounting method would have been $57 million in fiscal 1999 and was $16 million in fiscal 2000. The impact of the accounting method change is greater on fiscal 1999 due to an increase in the cost of SAM’S CLUB membership that occurred during that year. If the effect of this accounting change were not considered, operating income as a percent of segment sales would have increased by 22 basis points when comparing fiscal 1999 to fiscal 2000.

International

International sales accounted for approximately 17% of total Company sales in fiscal 2001 compared with 14% in fiscal 2000. The largest portion of the increase in international sales is the result of the acquisition of the ASDA Group PLC (ASDA), which consisted of 229 stores when its acquisition was completed during the third quarter of fiscal 2000. International sales accounted for approximately 14% of total Company sales in fiscal 2000 compared with 9% in fiscal 1999. The largest portion of this increase was also the result of the ASDA acquisition. Additionally, fiscal 2000 was the first full year containing the operating results of the 74 units of the German Interspar hypermarket chain, which were acquired in the fourth quarter of fiscal 1999.

For fiscal 2001 segment operating income increased by 36.1% from $817 million in fiscal 2000 to $1.1 billion in fiscal 2001. Segment operating income as a percent of segment sales decreased by .13% when comparing fiscal 2000 and fiscal 2001. This decrease was caused by the continued negative impact of store remodeling costs, costs related to the start-up of a new distribution system, excess inventory and transition related expenses in the Company’s Germany units. Partially offsetting these negative impacts were operating profit increases in Mexico, Canada and the United Kingdom. After consideration of the effects of the change of accounting method for SAM’S CLUB membership revenues, the International segment’s operating income increased from $549 million in fiscal 1999 to $817 million in fiscal 2000. The largest portion of the fiscal 2000 increase in international operating income is the result of the ASDA acquisition. As a percent of segment sales, segment operating income decreased by .89% when comparing fiscal 1999 to fiscal 2000. This decrease is the result of expense pressures coming from the Company’s units in Germany. The Company’s operations in Canada, Mexico and Puerto Rico had operating income increases in fiscal 2000.

The Company’s foreign operations are comprised of wholly-owned operations in Argentina, Canada, Germany, Korea, Puerto Rico and the United Kingdom; joint ventures in China; and majority-owned subsidiaries in Brazil and Mexico. As a result, the Company’s financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward contracts, where feasible, for certain known transactions.

In fiscal 2001, the foreign currency translation adjustment increased from the fiscal 2000 level by $229 million to $684 million, primarily due to the dollar strengthening against the British pound and the German mark. In fiscal 2000, the foreign currency translation adjustment decreased from the fiscal 1999 level by $54 million to $455 million primarily due to the United States dollar weakening against the British pound and the Canadian dollar. This was partially offset by the United States dollar strengthening against the Brazilian real.

For 2001, expansion in the International segment consisted of the opening of 77 units. Expansion in the International segment in fiscal 2000 consisted of the opening or acquisition of 288 units. The Company also purchased an additional 6% ownership interest in its Mexican subsidiary, Wal-Mart de Mexico S.A. de C.V. (formerly Cifra S.A. de C.V.) in fiscal 2001.

See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions.

Liquidity and Capital Resources Cash Flows Information

Cash flows from operating activities were $9,604 million in fiscal 2001, up from $8,194 million in fiscal 2000. In fiscal 2001, the Company invested $8,042 million in capital assets, paid dividends of $1,070 million, and had a cash outlay of $627 million primarily for the acquisition of an additional 6% ownership in Wal-Mart de Mexico S.A. de C.V. See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions.

Market Risk

Market risks relating to the Company’s operations include changes in interest rates and changes in foreign exchange rates. The Company enters into interest rate swaps to minimize the risk and costs associated with financing activities. The swap agreements are contracts to exchange fixed or variable rates for variable or fixed interest rate payments periodically over the life of the instruments. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. All amounts are stated in United States dollar equivalents.

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Interest Rate Sensitivity As of January 31, 2001 Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate

(Amounts in Millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 1/31/01

Liabilities
US dollar denominated Long- term debt including current portion
Fixed rate debt	$ 4,223	$ 1,126	$ 809	$ 1,926	$ 750	$ 6,229	$ 15,063	$ 15,596
Average interest rate – USD rate	6.8%	6.8%	6.9%	6.9%	6.9%	6.9%	6.9%

Great Britain Pound denominated Long- term debt including current portion
Fixed rate debt	11	236	-	-	-	1,425	1,672	1,670
Average interest rate	8.4%	8.4%				7.2%	7.2%

Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap – Pay variable/ receive fixed		250	-	-	-	-	250	14
Average rate paid– Rate A
Fixed rate received – USD rate		6.9%	-	-	-	-	6.9%
Interest rate swap – Pay variable/ receive fixed		250	-	-	-	-	250	14
Average rate paid– Rate A
Fixed rate received – USD rate		6.9%	-	-	-	-	6.9%
Interest rate swap – Pay variable/ receive fixed	59	63	68	72	78	41	381	17
Average rate paid– Rate B
Fixed rate received – USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%

Rate A – one month U.S. LIBOR minus .15%
Rate B – 30-day U.S. dollar commercial paper non financial

In addition to the interest rate derivative financial instruments listed in the table above, the Company holds an interest rate swap with a notional amount of $500 million that is being marked to market through earnings. The fair value of this instrument was not significant at January 31, 2001.

Interest Rate Sensitivity As of January 31, 2000 Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate

(Amounts in Millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair value 1/31/00

Liabilities
Long-term debt including current portion
Fixed rate debt	$ 1,964	$ 2,070	$ 659	$ 742	$1,854	$ 8,347	$15,636	$14,992
Average interest rate – USD rate	6.9%	6.8%	6.8%	6.8%	6.8%	6.9%	6.9%

Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap–
Pay variable/ receive fixed	500	-	-	-	-	-	500	(1)
Average rate paid– Rate A plus .245%
Fixed rate received – USD rate	5.9%	-	-	-	-	-	5.9%
Interest rate swap –
Pay variable/ receive fixed	500	-	-	-	-	-	500	-
Average rate paid– Rate A plus .134%
Fixed rate received – USD rate	5.7%	-	-	-	-	-	5.7%
Interest rate swap–
Pay variable/ receive fixed	41	45	49	54	58	266	513	(7)
Average rate paid– Rate A
Fixed rate received – USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Interest rate paid –
Pay variable/ receive fixed	-	-	-	-	-	230	230	(14)
Floating rate paid – Rate B
Fixed rate received – USD rate	-	-	-	-	-	7.0%	7.0%
Interest rate swap–
Pay fixed/receive variable	-	-	-	-	-	151	151	(11)
Fixed rate paid – USD rate	-	-	-	-	-	8.1%	8.1%
Floating rate received–Rate C

Rate A – 30-day U.S. dollar commercial paper non financial
Rate B – 6-month U.S. dollar LIBOR
Rate C – 3-month U.S. dollar LIBOR

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The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. In addition, the Company holds currency swaps to hedge its net investments in Canada, Germany and the United Kingdom.

The following tables provide information about the Company’s derivative financial instruments, including foreign currency forward exchange agreements and cross currency interest rate swap agreements by functional currency, and presents the information in United States dollar equivalents. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by contractual maturity dates. For cross currency interest rate swaps the table presents notional amounts, exchange rates and interest rates by contractual maturity date.

Foreign Currency Exchange Rate Sensitivity As of January 31, 2001 Principal (Notional) Amount by Expected Maturity

(Amounts in Millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 1/31/01

Forward Contracts to Sell Canadian Dollars for Foreign Currencies
United States Dollars
Notional amount	$ 63	-	-	-	-	-	$ 63	$ –
Average contract rate	1.5	-	-	-	-	-	1.5
Forward Contracts to Sell British Pounds for Foreign Currencies
Hong Kong Dollars
Notional amount	52	-	-	-	-	-	52	1
Average contract rate	11.4	-	-	-	-	-	11.4
German Deutschemarks
Notional amount	86	-	-	-	-	-	33	4
Average contract rate	3.1	-	-	-	-	-	3.1
United States Dollars
Notional amount	50	-	-	-	-	-	50	1
Average contract rate	1.5	-	-	-	-	-	1.5
Other Currencies
Notional amount	42	-	-	-	-	-	42	-
Average contract rate	Various	-	-	-	-	-	Various
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	-	1,101	-	-	-	-	1,101	186
Average contract rate	-	1.8	-	-	-	-	1.8
Fixed rate received – USD rate	-	5.8%	-	-	-	-	5.8%
Fixed rate paid – DEM rate	-	4.5%	-	-	-	-	4.5%
Payment of German Deutschemarks
Notional amount	-	-	809	-	-	-	809	180
Average contract rate	-	-	1.7	-	-	-	1.7
Fixed rate received – USD rate	-	-	5.2%	-	-	-	5.2%
Fixed rate paid – DEM rate	-	-	3.4%	-	-	-	3.4%
Payment of Great Britain Pounds
Notional amount	-	-	-	-	-	4,750	4,750	659
Average contract rate	-	-	-	-	-	0.6	0.6
Fixed rate received – USD rate	-	-	-	-	-	7.0%	7.0%
Fixed rate paid – Great Britain Pound rate	-	-	-	-	-	6.1%	6.1%
Payment of Canadian Dollars
Notional amount	-	-	-	1,250	-	-	1,250	57
Average contract rate	-	-	-	1.5	-	-	1.5
Fixed rate received – USD rate	-	-	-	6.6%	-	-	6.6%
Fixed rate paid – CAD rate	-	-	-	5.7%	-	-	5.7%

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Foreign Currency Exchange Rate Sensitivity As of January 31, 2000 Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate

(Amounts in Millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair value 1/31/00

Forward Contracts to Sell Canadian Dollars for Foreign Currencies
United States Dollars
Notional amount	$ 91	-	-	-	-	-	$ 91	(1)
Average contract rate	1.5	-	-	-	-	-	1.5
Forward Contracts to Sell British Pounds for Foreign Currencies
Hong Kong Dollars
Notional amount	70	-	-	-	-	-	70	1
Average contract rate	12.8	-	-	-	-	-	12.8
United States Dollars
Notional amount	40	-	-	-	-	-	40	1
Average contract rate	1.6	-	-	-	-	-	1.6
Other Currencies
Notional amount	45	-	-	-	-	-	45	(2)
Average contract rate	Various	-	-	-	-	-	Various
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	-	-	1,101	-	-	-	1,101	90
Average contract rate	-	-	1.8	-	-	-	1.8
Fixed rate received – USD rate	-	-	5.8%	-	-	-	5.8%
Fixed rate paid – DEM rate	-	-	4.5%	-	-	-	4.5%
Payment of German Deutschemarks
Notional amount	-	-	-	809	-	-	809	112
Average contract rate	-	-	-	1.7	-	-	1.7
Fixed rate received – USD rate	-	-	-	5.2%	-	-	5.2%
Fixed rate paid – DEM rate	-	-	-	3.4%	-	-	3.4%
Payment of Great Britain Pounds
Notional amount	-	-	-	-	-	3,500	3,500	(17)
Average contract rate	-	-	-	-	-	0.6	0.6
Fixed rate received – USD rate	-	-	-	-	-	6.9%	6.9%
Fixed rate paid – Great Britain Pound rate	-	-	-	-	-	6.2%	6.2%

The fair values of the currency swap agreements are recorded in the consolidated balance sheets within the line "other assets and deferred charges." The increase in the asset recorded in fiscal 2001 over that recorded in fiscal 2000 is the result of an increased amount of notional outstanding for fiscal 2001, as well as changes in currency exchange rates and market interest rates.

On February 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. As of January 31, 2001, the majority of the Company’s derivatives are hedges of net investments in foreign operations, and as such, the fair value of these derivatives has been recorded on the balance sheet as either assets or liabilities and in other comprehensive income under the current accounting guidance. As the majority of the Company’s derivative portfolio is already recorded on the balance sheet, adoption of SFAS 133 will not have a material impact on the Company’s Consolidated Financial Statements taken as a whole. However, assuming that the Company’s use of derivative instruments does not change, and unless SFAS 133 is amended further, the Company believes that the application of SFAS 133 could result in more pronounced quarterly and yearly fluctuation in earnings in future periods. Additionally, unless SFAS 133 is further amended, certain swap cash flows currently being recorded in the income statement will be recorded in other comprehensive income after implementation. For the fiscal year ended January 31, 2001, the Company has recorded $112 million of earnings benefit from the receipt of these cash flows.

Company Stock Purchase and Common Stock Dividends

In fiscal 2001 and 2000, the Company repurchased over 4 million and 2 million shares of its common stock for $193 million and $101 million, respectively. The Company paid dividends totaling $.24 per share in fiscal 2001. In March 2001, the Company increased its dividend 17% to $.28 per share for fiscal 2002. The Company has increased its dividend every year since its first declared dividend in March 1974.

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